Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

Date: August 17, 2016

On August 17, 2016, representatives of Analog Devices, Inc. held a conference call with analysts. The following is excerpts from the transcript of such conference call.

Event ID: 139647755029

Event Name: Q3 2016 Analog Devices Inc Earnings Call

Event Date: 2016-08-17T14:00:00 UTC

Corporate Participants

Ali Husain; Analog Devices Inc; Treasurer and Director of IR

Dave Zinsner; Analog Devices Inc; CFO

Vincent Roche; Analog Devices Inc; CEO

Conference Call Participants

Ambrish Srivastava; BMO Capital Markets; Analyst

Tore Svanberg; Stifel Nicolaus; Analyst

Tristan Gerra; Robert W. Baird & Company, Inc.; Analyst

Craig Hettenbach; Morgan Stanley; Analyst

Chris Danely; Citigroup; Analyst

Craig Ellis; B. Riley & Co.; Analyst

Amit Daryanani; RBC Capital Markets; Analyst

Stacy Rasgon; Sanford C. Bernstein & Co.; Analyst

Blayne Curtis; Barclays Capital; Analyst

Ross Seymore; Deutsche Bank; Analyst

Harlan Sur; JPMorgan; Analyst

Cody Acree; Drexel Hamilton; Analyst

David Wong; Wells Fargo Securities; Analyst

John Pitzer; Credit Suisse; Analyst

William Stein; SunTrust Robinson Humphrey; Analyst

Steve Smigie; Raymond James & Associates, Inc.; Analyst

Shankar Iyer; BofA Merrill Lynch; Analyst

Kristen Shak; Nomura Securities; Analyst

Ian Ing; MKM Partners; Analyst

Steven Chin; UBS; Analyst

C.J. Muse; Evercore ISI; Analyst

Toshiya Hari; Goldman Sachs; Analyst

Presentation

Operator

Good morning and welcome to the Analog Devices’ third-quarter FY16 earnings conference call, which is being audio webcast via telephone and over the web. I’d like to now introduce your host for today’s call, Mr. Ali Husain, Treasurer and Director of Investor Relations. Sir, the floor is yours.

Ali Husain

Thank you, Jennifer. Good morning, everyone, and thank you for joining the Analog Devices’ third-quarter FY16 earnings conference call.

You can find our press release, related financial schedules, and our investor toolkit, which includes additional information that we believe will be useful for investors. You can find that at investor.analog.com.

As usual I’m joined by ADI CEO Vincent Roche and ADI CFO Dave Zinsner. Before we start, let’s get through some disclosures.

Please note the information we’re about to discuss, including our objectives, outlook, and the proposed acquisition of Linear Technology Corporation, includes forward-looking statements. Actual results may differ materially from these forward-looking statement as a result of various factors including those discussed in our earnings release and our most recent 10-Q.

These forward-looking statements reflect our opinion as of the date of this call, and we undertake no obligation to update these forward-looking statements in light of new information or future events. Our comments today will also include non-GAAP financial measures, which we have reconciled to their most directly comparable GAAP financial measures in today’s earnings release, which we’ve posted at investor.analog.com. And so with that, let’s get started.

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Dave Zinsner

Given our recently announced acquisition of Linear Tech and related financing costs, we expect that our net interest expense will be approximately $20 million in the fourth quarter and remain at that quarterly run rate until we close the transaction.

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I want to now take a minute to talk about our capital allocation philosophy in light of the recently announced Linear Tech acquisition. As we mentioned when we announced the deal, the combined Company’s pro forma free cash flow on a trailing 12-month basis ending April 2016 would have increased from $1 billion to $1.7 billion. After the deal closes, we plan to use our combined cash generation to rapidly pay down the debt associated with the transaction. As a result, we anticipate our net debt to EBITDA to go from 3.8 times at deal close to approximately 2 times net debt to EBITDA within three years of the transaction closing, which translates into an approximate $1 billion per year expected debt paydown schedule.

In order to facilitate this rapid deleveraging, we have suspended our share repurchase program. That said, the dividend remains a cornerstone of our capital allocation philosophy, and we intend to maintain our dividend policy.

So in summary, this was a solid quarter on several fronts. We executed well in our business, and the diversity of our customers, applications, and markets, coupled with the sustainability of our innovation, enabled both revenue and diluted earnings per share to exceed our revised guidance. We are also very excited about the acquisition of Linear Tech, which we announced during the quarter, and I’ll invite Vince to come on and say a few words in a minute.

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Now before we move on to Q&A, I’d like to invite Vince to say few words about the recently announced Linear Tech combination. Vince?

Vincent Roche

Great, thanks, Dave. As you know late last month we announced an agreement to acquire Linear Technology Corporation. This is a transformative acquisition that brings together the two best franchises in the analog industry, and once we combine our highly complementary portfolios, will make us a market leader across all major analog product categories.

Following last month’s announcement, I’ve personally heard from many customers, from employees, and shareholders and the response has been overwhelmingly positive. Our customers are excited to gain access to a comprehensive portfolio of the best brands in high-performance analog, the industry’s best design engineers and FAE support, and the best-in-class supply chain all under one roof and with our continued commitment to the long-term support of our customers.

Our employees as well are very excited by the opportunities created by combining our two complementary suites of high-performance analog products and technologies. Beyond that, both companies have long admired the technical expertise and acumen of the other, and our teams are looking forward to the collaboration and innovation possibilities when combining two of the best engineering teams on the planet.

ADI and Linear are two amazing companies with very storied histories and vibrant cultures, and we plan to take the best of both companies to create something much greater than the sum of the parts. We have many ties that bind us. We both believe that innovation and a passion for our customer’s success drives superior business results, and we share an intense focus on operational excellence across quality, reliability, supply chain, and of course financial returns.

As a result of this combination, our financial profile is expected to be among the best in the industry with strong margins and free cash flow, which we expect will increase over time as we realize the financial synergies and cross-selling opportunities inherent in this transaction. And as Dave mentioned, ADI’s anticipated free cash flow generation is expected to increased significantly from current levels.

We believe that this combination is good for all of our stakeholders. For customers it will create a true innovation and support partner that is unmatched in the industry. For employees it will create a tremendous opportunity for professional growth and the ability to help redefine an industry. And for shareholders this acquisition will further diversify our end-market exposure and strengthen our business and financial profile. Notably, we expect this transaction to be immediately accretive to earnings and free cash flow, and anticipate non-GAAP EPS accretion of 10% right out of the gates.

There is no other team of people out there who could accomplish what we believe Analog and Linear will accomplish together, and I’m very excited to get started on the next phase of our journey together.

And so with that, we’ll now start taking your questions.

Q-and-A

Craig Hettenbach, Morgan Stanley

Yes, thank you. As you work towards the Linear Tech deal, can you give us an update on the Hittite integration, how it’s going versus initial expectations a couple years ago. And then also just from a cross-selling perspective how that’s performed and the opportunities that you have?

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Vincent Roche

That’s good color, Dave. I think we’re approaching the LTC combination very much as we did with Hittite. We — I think with both Hittite and LTC we share the same values essentially.

We’re very innovation centered with very, very high standards in terms of how we execute in supply chain, quality, and financial returns. And that’s not negotiable. That’s what we strive for in these combinations.

Obviously the cultures are different, but I view the cultural diversity as an opportunity to improve both companies. When you get world-class companies who have been doing this very, very well as they were independently, you’ve got to listen very, very carefully to and understand what each side has been doing and do your best to combine the entities to create something greater than the sum of the parts.

We did that with Hittite, and that’s the approach we’re taking as well with LTC. When I look at the combination of Hittite with ADI for example with our customers in communications infrastructure, broad-based communications activity, in the instrumentation the aerospace and defense areas it’s really exciting to see how we are now solving big problems from end to end.

We’ve got unique capabilities. I think we are probably the only high performance microwave to bit supplier out there that can run the gamut of technologies and solve big footprint radio problems for our customers.

So I think obviously with LTC, we get the real strength that they bring in the power area, and some of the mixed signal areas in the little niches. So my sense is we will take the very same approach as we did with Hittite, we’ve learned a lot as well through the process, and we will, as I said, listen very, very carefully to making sure that we understand the best practices and that we use them across technology, product development, supply chain quality, and customer support, of course.

Craig Hettenbach

Got it. Thank you.

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Blayne Curtis, Barclays

Thanks for taking my question. Dave, you got interest income up throughout — until the close of the deal. Could you just talk about what debt you’re adding and at what interest rate? And does that come off the $7.3 billion that you are planning on raising to acquire Linear?

Dave Zinsner

Yes, it’s really just the — so when we executed the agreement with Linear Tech to purchase Linear, we had to enter into an underwriting commitment with a set of banks so that the funding was essentially guaranteed. We haven’t drawn any of the money, but banks don’t agree to do that without you agreeing to pay them something.

So the step up from what was about $12 million a quarter up to what is going to be around $20 million, give or take, is really that cost of them providing that commitment, even though we haven’t borrowed anything. That then goes away once we enter into the agreement with, or rather close the deal with Linear Tech. And then there’ll be a new financing cost obviously, which is actually the drawn down amount, which as I indicated was going to be around 3% pretax on what will start out being $11 billion but quickly pay down to about $7 billion, $7.5 billion.

Blayne Curtis

Perfect. Thanks.

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Ross Seymore, Deutsche Bank

Hello, just wanted to ask you a question on the communications area. That — in past calls you’ve been pretty bullish about the expectations there. I know you talked about the wireless being weak in both the quarter and it seems like even in the guide you’re talking comms being a little bit weaker. Can you talk about any confidence or what level of confidence you have in that communications segment growing going forward?

Vincent Roche

That’s a good question. So we look at the comms infrastructure market in general as — it’s a very important market for ADI, and as always we take a long-term view to how we invest, how we pick our spots and how we invest there. So we’re solving radio problems for our customers I believe with a level of completeness that is quite unique.

And with the addition of Hittite to our portfolio, we’re very well positioned in microwave to bits, and of course with the addition of the Linear portfolio we’re able to attach the high-performance power products, which will enable us to even offer more complete solutions to our customers. So I think the way to look at this market whatever happens with the short-term gyrations, the challenges that our customers are facing are really immense.

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Cody Acree, Drexel Hamilton

Thanks for taking my questions. With the Linear acquisition, what are your long-term thoughts on your capacity needs and how that might impact margins?

Dave Zinsner

Well, we’ll have four fabs on a combined basis, and so we’ll have plenty of capacity for the future demand of the business. We’ve had utilization down this quarter, expected to be down next quarter, probably will be down again in the first — at this level in the first quarter again.

And then it steps up a bit. Their utilization is actually pretty good. So I think that for the foreseeable feature, I think we feel pretty good about what our capacity looks like.

Vincent Roche

I think job number one when you think about fabs and foundry and so on, job number one is to make sure that across the huge breadth of SKUs that we’ve got that are very, very important to particularly our industrial and B2B customers, job number one is to make sure we have no supply chain disruptions whatsoever. Both LTC and ADI have — we got very, very high scores for being able to supply a huge diversity of products over very, very long periods of time.

And that’s a tremendous value to our customers. So job number one is to make sure that we don’t diminish that value in any way. And as Dave said, we manage utilizations on a dynamic basis to make sure that we match supply and demand, and that will continue to be the way.

Ali Husain

Yes, and I think it’s worthy of mentioning here this transaction is to better serve our customers. So let’s not lose sight of that. Okay, good question. We’ll move on to our next caller.

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William Stein, SunTrust

Great, thanks for squeezing me in. Quick one around Linear acquisition. First, can you remind us of the timing, expected timing to close? And Dave, can you also relate your early experiences coming to ADI, and then also your experiences working to help integrate Hittite, and maybe string a narrative as to the types of things we should expect to hear around integration when that begins?

Dave Zinsner

Okay. I’ll let Ali talk about the timing piece.

Ali Husain

Sounds good. Yes, I realize that question is top of mind regarding timing, but we’re not going to comment on the regulatory approval process at this stage. You’ll see the conditions to the closing the transaction, including required regulatory filings.

They’re all going to be in the form S4 registration statement and the proxy statement that ADI and Linear are going to be filing in connection with the merger in the upcoming weeks. So that takes care of the timing. Dave?

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Dave Zinsner

On the integration side, obviously this is going to be different. It’s bigger. It’s on a different coast, so it’s not quite as — it’s not in our backyard. So we have that aspect to things. But I would say fundamentally it’s going to be similar.

What I think we do is we buy really good companies, and really good companies don’t need to be fixed. And so what we try to do is take the best aspects of each company and leverage them in the combined company to make something better than the sum of the parts. That’s really what we intend to do.

We’re just in the initial planning stages as we speak. We’ll probably have a more formalized plan as we work with our compatriots over there at Linear Tech to help form a good integration plan together. And I think that will take the better part of the rest of our fiscal year to really come to conclusion on.

And then once we do have I think a more clear plan, we’ll definitely communicate that to investors and to analysts. But at the moment, I think just our fundamental premise is take the best of both companies and make a better company is really how it’s going to — the main ethos of the integration. I think it’s going to go well.

I think we did a great job at Hittite doing those same things, and every integration is different, but I think the elements of that process are pretty much going to be the way we approach it this time. And so I suspect it’s going to be a really great combination.

Just the early reads from every customer we’ve heard from, our employees, as we’ve been able to talk clearly to the Linear Tech, we haven’t gotten to every Linear Tech employee yet, but the ones we have talked to I think they get the excitement of what this could mean. And so I think it’s going to be a tremendous combination.

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Vivek Arya, Bank of America

Hi, thanks for letting me ask a question. This is Shankar on behalf of Vivek. Lot of good questions asked about the segments, but I just want to ask about the OpEx side of things.

You mentioned you’re having a tight OpEx control right now in Q3, and Q4 is [just skyerd] to flat to up. But given Linear deal, are you going to be focused on keeping the OpEx at current levels until the deal close? Could you just talk about the trends from Q4 to middle of next year, and then how you think about the business long term?

Dave Zinsner

Okay. I think when history is written on 2016, we will have been roughly flat year over year in OpEx. I think I concur with you, that’s pretty good OpEx control. I think our goal is really to be largely flat next year at the ADI level, and what we’ll do is in certain cases reprioritize our investments into areas that we’re more confident around the growth levels and shift things around as appropriate, and not seek to add a lot of resources, particularly as we’re going to get a whole bunch of resources hopefully by the middle of next year in the form of Linear Tech employees.

So that’s the goal. It’s likely, that likely means that OpEx normally comes down in the first quarter just because the revenue comes down, and then it pops back up in the second quarter if revenue is seasonal. But roughly in these zip codes, plus or minus $10 million from where we are today.

Vincent Roche

Needless to say we’re operating as two independent businesses until we close. So we’re all the time, we’re very opportunity rich as a company, and we are all the time looking to pick the best opportunities, make sure they’re properly funded, and we are always looking for talent. So within the boundaries of an OpEx model that is spending 18% or 19% in R&D, that’s what we intend to do and scale it with revenue growth over time.

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CJ Muse, Evercore

Yes, good morning. Thank you for squeezing me in. I guess a quick question around the Linear merger. Curious what kind of conversations if any you’ve had in terms of locking up talent there? And as you think about your compensation plan versus theirs, what are the implications to OpEx going forward?

Vincent Roche

We’re operating as two separate companies until we close. Obviously when you look at both companies actually we’ve had tremendous — we’ve got tremendously long tenure in both companies, and the attrition rates run very, very, very low in both companies. And I expect that to be — that will maintain its pace for many, many years to come.

People remain with these companies because we do exciting things. We solve big, big hard problems, we’ve got very strong cultures, and I believe that just as it was so with Hittite and ADI, it is our goal to make sure that we win the hearts and minds of all of our engineers who really create the value for both companies. And I’m very confident about that based on the conversations I’ve so far had with LTC leadership, and I see that as being a tremendous value and strength of both companies.

Dave Zinsner

I would say that from an OpEx management perspective, we run into this every time we integrate a company. There are always slight differences in terms of how the compensation works, and I think we’re pretty good at figuring out a way that we can do it that works for employees and keeps them energized and engaged and simultaneously doesn’t have an impact on our total OpEx and our ability to manage our OpEx appropriately.

So we haven’t worked out the particulars of that; that will also be done over the coming months. But I feel pretty confident that we’ll be able to address employees’ concerns and shareholders’ concerns and come up with something that’s optimal.

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Operator

This concludes today’s Analog Devices conference call. You may now disconnect.

Forward Looking Statements

This press release contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, including the effect of the transaction on Analog Devices’ revenues, non-GAAP earnings, free cash flow, capital returns and expected growth rates of the combined companies, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction, the availability of debt financing for the transaction, Analog Devices’ timing and ability to repay the debt and Analog Devices’ guidance for its third quarter of fiscal 2016. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.